Met Investors Series Trust

5 Park Plaza

Suite 1900

Irvine, California 92614

April 23, 2013

Mr. Min Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Met Investors Series Trust
Request for Acceleration of Effectiveness of Registration Statement
Filed on Form N-1A (File No. 333-48456)

Dear Mr. Oh:

Met Investors Series Trust (the “Trust”), on behalf of its JPMorgan Small Cap Value Portfolio, respectfully requests acceleration of the effective date of the above-captioned Registration Statement to 9:30 a.m. Eastern time on Monday, April 29, 2013, or as soon as practicable thereafter.

Please be advised that there have been no material changes to the Trust’s Registration Statement from the version contained in Post-Effective Amendment No. 55 to the Trust’s Registration Statement on Form N-1A as filed with the Commission on March 8, 2013.

Very truly yours,

Met Investors Series Trust

By: /s/ Elizabeth M. Forget

Name: Elizabeth M. Forget

Title: President

MetLife Investors Distribution Company

5 Park Plaza

Suite 1900

Irvine, California 92614

April 23, 2013

Mr. Min Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Met Investors Series Trust
Request for Acceleration of Effectiveness of Registration Statement
Filed on Form N-1A (File No. 333-48456)

Dear Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MetLife Investors Distribution Company, as principal underwriter and distributor of Met Investors Series Trust’s shares, hereby joins Met Investors Series Trust in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:30 a.m. Eastern time on Monday, April 29, 2013, or as soon thereafter as possible.

Very truly yours,

MetLife Investors Distribution Company

By: /s/ Elizabeth M. Forget

Name: Elizabeth M. Forget

Title: Executive Vice President